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VIA EDGAR

February 1, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:          Ivanhoe Electric Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 19, 2023

File No. 333-269029

Ladies and Gentlemen:

On behalf of Ivanhoe Electric Inc., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated January 31, 2023, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed with the Commission on January 19, 2023 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 2 to the Company’s Registration Statement with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed January 19, 2023

Principal and Selling Stockholders, page 159

1.	We note your response to prior comment 1, and reissue such comment. In that regard, we note your response that all shares covered by the registration statement are currently outstanding, but also note that your response regarding the shares underlying the I-Pulse Notes suggests that such shares are not currently issued and outstanding. It also does not appear that you have provided the requested clarifying disclosure in the prospectus. With respect to the 29,350,116 shares to be resold under the registration statement, please revise your prospectus to clearly state the number of such shares that are currently issued and outstanding, and the number of such shares underlying outstanding convertible securities. With respect to such shares underlying outstanding convertible securities, please also clearly identify such convertible securities and the dates they were issued.

The Company has revised the disclosure on pages 159 through 164 of the Amended Registration Statement to address the Staff’s comment.

U.S. Securities & Exchange Commission
February 1, 2023

Exhibits

2.	We note that you have increased the number of shares to be covered by this registration statement. Please obtain and file a revised legality opinion that addresses the legality of all securities being registered. Refer to Item 601(b)(5) of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed as Exhibit 5.1 to the Amended Registration Statement a revised legality opinion.

On behalf of the Company, we thank the Staff for its review of the foregoing and of the Amended Registration Statement. If you have further comments, please do not hesitate to contact me at dcarbone@reedsmith.com or by telephone at (212) 549-0229.

Very truly yours,

/s/ Danielle Carbone
Danielle Carbone, Esq.

cc: Taylor Melvin